EXHIBIT 99.1

For Immediate Release: NR 11-11

EXETER ACQUIRES WATER EXPLORATION CONCESSION
FOR THE CASPICHE PROJECT, CHILE

Vancouver, B.C., September 13, 2011 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that the Chilean government has granted the Company a 10,726 hectare water exploration concession. The concession provides a second potential water source for the Caspiche gold-copper project. The concession is located approximately 100 kilometres (60 miles) north of Caspiche, at an elevation of 4,700 metres above sea level.

The aquifer is within the same high altitude region of the Andes where other mining companies hold granted water rights. The source of the water is seasonal snowmelt trapped by volcanic barriers and which is considered unlikely to make its way to the coastal plains. Water harvesting from such a basin would not be considered to have a negative impact on present and future supplies relied upon by coastal communities.

The Company expects to initiate a water exploration program comprising field mapping, geophysics, drilling and pump testing during Q4 2011, weather permitting.

Applications for two additional water exploration concessions in the area are still being processed by the relevant government authorities. Following approval, exploration programs will be extended to cover these concessions.

A mine at Caspiche is estimated to require less than 100 litres/second for the initial heap leach gold phase of the mine, rising to as much as 1,000 litres/second for a full scale sulfide mining operation.

In addition to the water exploration rights reported in this release, on February 8, 2011 Exeter reported an option over water rights of 300 litres/second from local owners. The seasonal thaw in October will allow us to continue with the baseline water flow program covering these water rights started earlier this year.

Exeter has retained specialist consultants to develop a water balance in the area with the objective of demonstrating that the use of these water rights for a mine at Caspiche will be sustainable over the project life. This will provide a technical basis for an application to the relevant authorities for permission to proceed with the installation of the necessary pumping and delivery infrastructure.

Exeter is continuing to study the availability of water in the region and to negotiate with other parties for the purchase or rental of water rights. The Company and its consultants are taking a constructive approach to Caspiche’s water needs and the overall sustainability of the water resources needed by the mining industry.

In addition, the Company is pleased to report that the Pre-feasibility Study for the Caspiche Project, including in-pit crushing and conveying of waste rock remains on schedule for completion before the end of 2011.

About Exeter

Exeter Resource Corporation, with a treasury of $76m, is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has initiated pre-feasibility studies with the aim of demonstrating the commercial viability of this world class discovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO
For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing, water requirements and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the fiscal period ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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